February 6, 2024

VIA EDGAR TRANSMISSION

Mr. John Coleman

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022

File No. 001-14732

Response to Staff Comment Letter Dated January 23, 2024

Dear Mr. Coleman, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

Reference is made to the response comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company” or “CSN”) on January 23, 2024, regarding the Company’s response letter dated January 8, 2024, to the Staff comment letter dated December 7, 2023, with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023 (the “2022 Form 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

SEC Comment No. 1

Item 4. Information on the Company – General, page 17

Please provide us with a draft of your SK 1300 mineral property disclosure that encompasses all of your proposed revisions. Based on your response we may have additional comment. Please note that summary disclosure should include all mineral properties, for example iron ore and cement, and should clearly distinguish between material and non material properties. The summary disclosure should include the information required by Item 1303(b) of Regulation S-K.

Companhia Siderúrgica Nacional
1
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The individual property disclosure, which is only required for properties that you have determined to be material, should include the information required by Item 1304 of Regulation S-K. The information required for the individual property disclosure is more extensive and detailed in comparison. In your draft please clearly label each section including Item 1303 Summary Disclosure, Item 1304 Individual Property Disclosure, and Item 1305 Internal Control Disclosure.

Response to Comment No. 1

Because CSN requires the input of a third-party qualified person in order to prepare certain of the responses to the Staff’s comment letter, CSN will separately provide a revised draft of its SK 1300 mineral property disclosure encompassing all proposed revisions within 20 business days of this letter.

Following is an overview of our material mining properties:

Material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/material	Beneficiation plant and other installations
Casa de Pedra	Congonhas, MG	79.75	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	79.75	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining properties:

Non-Material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/material	Beneficiation plant and other installations
Bocaina	Arcos, MG	100	CSN Cimentos Brasil	342.9	Production	Yes	(2)	Open Pit / Limestone, Dolomite	Bocaina Mining Facilities and Tin (ERSA)
Pitimbu	Alhandra, PB	100	CSN Cimentos Brasil	746.7	Production	Yes	(2)	Open Pit / Limestone, Clay, Sand	Pitimbu Mining Facilities
Capoeira Grande	Barroso, MG	100	CSN Cimentos Brasil	93.4	Production	Yes	(2)	Open Pit / Limestone	Capoeira Grande Mining Facilities
Mata do Ribeirão	Barroso, MG	100	CSN Cimentos Brasil	129.7	Production	Yes	(2)	Open Pit / Limestone	Mata do Ribeirão Mining Facilities
Fazenda Campinho	Pedro Leopoldo, MG	100	CSN Cimentos Brasil	661.4	Production	Yes	(2)	Open Pit / Limestone	Fazenda Campinho Mining Facilities
Boa Vista	Montes Claros, MG	100	CSN Cimentos Brasil	432.9	Production	Yes	(2)	Open Pit / Limestone	Boa Vista Mining Facilities
Saudade	Cantagalo, RJ	100	CSN Cimentos Brasil	514.6	Production	Yes	(2)	Open Pit / Limestone	Saudade Mining Facilities
Miramar	Caaporã, PB	100	CSN Cimentos Brasil	983.7	Production	Yes	(2)	Open Pit / Limestone	Miramar Mining Facilities
Fernandinho	Itabirito, MG	79.75	Minerios Nacional	147.0	Deactivated	Yes	-	Open Pit / Iron Ore	-

(2)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

Companhia Siderúrgica Nacional
2
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Iron Ore Mining Properties

Our iron ore business is conducted by our subsidiary CSN Mineração in the state of Minas Gerais, within the area called the Iron Quadrangle. Casa de Pedra mine, Engenho mine and Fernandinho mine are our open pit mines. Casa de Pedra mine and Engenho mine belong to the same mining complex and run their own transportation and shipping capabilities. The mining complex comprises the Casa de Pedra Central Plant and the Pires Benefitiation Plant. Fernandinho mine, which is currently deactivated, is located on the North side and, when it was active until 2015, it also ran its own transportation and shipping capabilities.

To complement its iron ore mining properties, CSN Mineração runs the Itaguaí Port, located in the municipality of Itaguaí, state of Rio de Janeiro, and the Presidente Vargas Steel Plant, in the municipality of Volta Redonda, also in the state of Rio de Janeiro.

The following map presents an overview of our iron ore operations:

Companhia Siderúrgica Nacional
3
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Our iron ore properties comprise Casa de Pedra and Engenho (both material properties) and Fernandinho (non-material property), as further described below:

Casa de Pedra Mine – Congonhas, MG

Casa de Pedra mine is our main iron ore mine. It is located in the municipality of Congonhas, 80 km to the South of Belo Horizonte, the capital of the state of Minas Gerais. Its mining concession has no expiration date and covers 2,516 hectares. Casa de Pedra is in full production stage.

Casa de Pedra mine has all the necessary permits for current operations, and the authorization process related to its planned production expansion is running according to schedule. Related facilities, such as waste piles and tailings dams, also comply with applicable legislation.

Casa de Pedra mine is an open pit operation with high grade hematite ore type (iron grade of approximately 64%) mixed with a minor amount of Itabirite ore type (iron grade of approximately 30-60%). Mine occurrences are represented by banded iron formations, varying from low grade (~Fe@30%) to medium/high grade types (~Fe@60%), and supergenous/hypogenous hematite (Fe@64%), all varying from fresh to hard material types. Some types of mineralized covers are also mixed to feed the plant. The geology framework is complex as a consequence of innumerous geological events that created an integrate grade variability scenario. For this reason, mapping and drilling are always reinforced and are one of the work priorities at Casa de Pedra.

The Central Plant is fed with natural high grade run of mine, and the beneficiation process comprises crushing, screening, and flotation. The Central Plant generates lump ore, sinter feed and pellet feed. The Pires beneficiation plant is fed with low to medium grade in a dry beneficiation process.

All products from Casa de Pedra are transported by MRS’s railroad, which transports iron ore to the Itaguaí maritime terminal in the state of Rio de Janeiro.

Engenho Mine – Congonhas, MG

Engenho mine covers 344 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Engenho mine production is constantly mixed with Casa de Pedra mine production, following the same process route.

Companhia Siderúrgica Nacional
4
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following map sets forth a detailed illustration of Casa de Pedra mine and Engenho mine locations:

Fernandinho Mine – Itabirito, MG

Fernandinho mine covers 147 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Fernandinho mine’s operations were deactivated in 2015 as part of an internal strategic decision. In the future, additional geological, drilling and resource studies and estimations will be performed in order to update mineral resources conversion to mineral reserves.

Companhia Siderúrgica Nacional
5
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following map sets forth a detailed illustration of Fernandinho mine and its related facilities:

In addition to the mining properties detailed above, CSN Mineração conducts initial exploration activities in the surrounding areas of our mining operations.

The following chart sets forth a summary of our iron ore resources and reserves, updated to December 31, 2022, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/Qualities	Amount	Grades/Qualities	Amount	Grades/ Qualities	Amount	Grades/Qualities

	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	344	39.8	1,210	37.6	1,554	38.1	1,209	37.1
Engenho Mine	194	40.2	51	46.9	245	41.6	15	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	38.6
								Updated December/2022

Companhia Siderúrgica Nacional
6
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/Qualities	Amount	Grades/Qualities	Amount	Grades/Qualities
	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	87	39.4	1,368	41.0	1,455	40.9
Engenho Mine	11	39.7	168	41.6	179	41.5
*CSN considers an average price of US$95 per ton for the economic analysis.						Updated December/2022

Cement Mining Properties

The following maps present the location of each non-material cement mining property set forth below:

Bocaina Mine – Arcos, MG

Companhia Siderúrgica Nacional
7
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Pitimbu – Alhandra, PB:

Mata do Ribeirão and Capoeira Grande – Barroso, MG:

Companhia Siderúrgica Nacional
8
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Fazenda Campinho – Pedro Leopoldo, MG:

Boa Vista – Montes Claros, MG:

Companhia Siderúrgica Nacional
9
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Saudade – Cantagalo, RJ:

Miramar – Caaporã, PB:

Each property includes a mine: (i) Elizabeth Plant – Pitimbu Mine; (ii) Barroso Plant – Capoeira Grande Mine and Mata do Ribeirão Mine; (iii) Pedro Leopoldo Plant – Pedro Leopoldo Mine (Fazenda Campinho); (iv) Cantagalo Plant – Cantagalo (Saudade Mine); (v) Caaporã Plant – Caaporã (Miramar Mine); (vi) Montes Claros Plant – Mining complex of Montes Claros; and (vii) Arcos – Bocaina Mine.

Each cement mining property is owned 100% by us, and holds the respective mining and property rights.

Companhia Siderúrgica Nacional
10
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Each of these properties is operational. The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property. Each of the property’s mining types and mineralization styles, as well as respective processing plants and other available facilities, are set forth in the tables above under the heading “Non-material Mining Properties.”

SEC Comment No. 2

Item 4. Information on the Company – General, page 17

We note your response to comment one and we reissue the comment. Our understanding is that Arcos is also a material property as you have filed a technical report summary for this property. If true, please revise to include the required disclosure, including the location of your material property within 1 mile, using an easily recognizable coordinate system to comply with Item 1304(b)(1)(i) of Regulation S-K.

Response to Comment No. 2

CSN reassessed its previous declaration and understands that Arcos is not a material property within the meaning of § 229.1301 (Item 1301).

The following maps set forth the location of Arcos:

Companhia Siderúrgica Nacional
11
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Companhia Siderúrgica Nacional
12
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Companhia Siderúrgica Nacional
13
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 3

Item 4. Information on the Company – General, page 17

We note your response to comment 3. In the draft that you provide for our review, please only include resource and reserve numbers that are attributable to you, as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response to Comment No. 3

The following table sets forth the resources and reserves numbers that are attributable to CSN:

Casa de Pedra – summary of iron exclusive mineral resources as of December 31, 2022:

Engenho Mineral Resource Table (As of December 31, 2022)
RESOURCES 2022 – 79.75% of CSN participation
RESOURCE	VOLUME (* 1000 m3)	MASS (*1000 ton)	Fe%	SiO2%	Al2O3%	Mn%	P%	LOI%
MEASURED	71.95	178.33	40.23	40.10	0.66	0.27	0.04	1.29
INDICATED	18.40	44.22	46.88	29.14	1.17	0.55	0.04	1.62
INFERRED	6.14	10.90	43.45	30.84	2.09	1.19	0.06	2.96
TOTAL	96.50	233.46	41.64	37.60	0.82	0.37	0.04	1.43

Companhia Siderúrgica Nacional
14
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 4

Item 4. Information on the Company – General, page 17

We note your response to comment 8 and we partially reissue the comment. In the draft that you submit for our review please ensure the production information is included in the summary disclosure section and that it includes all cement and iron ore properties/complexes.

Response to Comment No. 4

The following tables set forth each individual property’s production information:

Material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (*1000)	Aggregate production 2021 (*1000)	Aggregate production 2022 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	25,680	26,790	23,725
Engenho	Congonhas, MG	Mining facilities and Pires	2,200	5,566	7,024

Companhia Siderúrgica Nacional
15
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Non-material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (tons.)	Aggregate production 2021 (tons.)	Aggregate production 2022 (tons.)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	2,280,760	1,823,878	2,315,465
Pitimbu	Alhandra, PB	Pitimbu Mine	1,734,110	1,762,657	1,417,962
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	294,002	281,095	329,795
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	1,323,850	1,397,347	1,772,303
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,168,741	1,518,200	1,238,936
Boa Vista	Montes Claros, MG	Boa Vista Mine	864,201	906,417	1,004,218
Saudade	Cantagalo, RJ	Saudade Mine	934,103	1,037,009	986,374
Miramar	Caaporã, PB	Miramar Mine	1,376,697	1,677,637	1,833,328
Fernandinho	Itabirito, MG	Fernandinho Mine	-	-	-

Companhia Siderúrgica Nacional
16
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 5

Item 4. Information on the Company – General, page 17

We note your response to comment 9 and we partially reissue the comment. In the draft that you submit for our review, please do not include the mine life that has combined resources and reserves, as resources and reserves should not be combined. Additionally each category of resource and reserve should be reported separately. For example measured, indicated, and inferred resources should be reported as separate line items, including tons and grade or quality. Please refer to Item 1303 Table 1 and Table 2 to paragraph (b) of Regulation S-K for additional guidance. These tables should be included in the summary section of your filing and should include all properties.

Response to Comment No. 5

The following tables set forth the mineral reserves and mineral resources for each cement property containing measured and indicated resources informed separately and useful life information calculated only for reserves. With respect to quality, the guidelines employed provide for a minimum CaO content of 45% for all cement mines. CSN does not report inferred resources for its non-material cement mines because they are resources of low geological knowledge, CSN considers that inferred resources provide little practical value for asset valuation and CSN is not required to report inferred resources to the Brazilian mining authority. CSN considers the following measured and indicated resources, in each case as of December 31, 2022:

Companhia Siderúrgica Nacional
17
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Companhia Siderúrgica Nacional
18
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 6

Item 19. Exhibits, page 146

We note your response to comment 26. Please revise to include the entire discounted cash flow analysis table for the Casa de Pedra project in order to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. Please provide a draft with your response.

Response to Comment No. 6

Because CSN requires the input of a third-party qualified person in order to prepare the response to this Comment No. 6, CSN will separately provide this response within 20 business days of this letter.

SEC Comment No. 7

Item 19. Exhibits, page 146

We have identified various disclosure deficiencies in your technical reports and we note that you intend to file revised technical report summaries in future filings. Please tell us the timeframe in which you anticipate filing revised technical report summaries.

Response to Comment No. 7

CSN intends to file the Technical Report Summary covering Casa de Pedra and Engenho mining properties, revised and adjusted in accordance with S-K 1300 disclosure requirements and the Staff’s comment letters, as exhibits to CSN’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702.

Companhia Siderúrgica Nacional
19
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

Companhia Siderúrgica Nacional
20
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP